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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

SEC FILE NUMBER
8-28569

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 1/1/08 _____ AND ENDING ✗
12/31/08 _____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
_____
(No. and Street)

Greenwich   Connecticut   06830
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody   203-618-5806
               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2009

Member of
Deloitte Touche Tohmatsu

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

Assets

Cash and cash equivalents	$	536,677,820
Cash segregated for regulatory purposes		838,094
Securities borrowed		4,583,619,269
Securities purchased under agreements to resell		340,745,515
Trading assets, at fair value:		
Financial instruments owned		5,066,389,197
Financial instruments owned and pledged as collateral		908,804,665
		5,975,193,862
Other receivables:		
Brokers, dealers and clearing organizations		1,307,169,552
Affiliates		207,336,649
Interest		4,081,741
		1,518,587,942
Other assets		41,274,603
Total assets	$	12,996,937,105

Liabilities and members' capital

Liabilities:		
Trading liabilities - financial instruments sold but not yet purchased, at fair value	$	8,659,545,876
Securities loaned		911,937,720
Short-term borrowings		2,435,052
Other payables:		
Brokers, dealers and clearing organizations		1,033,365,001
Affiliates		278,218,671
Accounts payable, accrued expenses and other liabilities		20,374,274
Interest		6,676,230
		1,338,634,176
Liabilities subordinated to the claims of general creditors		260,000,000
Members' capital		1,824,384,281
Total liabilities and members' capital	$	12,996,937,105

See accompanying notes to the statement of financial condition.

2

TIMBER HILL LLC

Notes to Statement of Financial Condition
Year ended December 31, 2008

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated U.S. broker dealer and FCM.

The Company is 99.99% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, The Group is comprised of the following companies (the "Operating Companies"): Timber Hill Specialists Corp. ("THSC"), Timber Hill Europe AG ("THE"), Interactive Brokers Financial Products S.A. ("IBFP"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC and subsidiaries ("IB LLC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH") and IB Exchange Corp. ("IBEC").

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), which first issued shares of common stock in its Initial Public Offering ("IPO") in May 2007 (Note 13).

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated fair value of financial instruments, estimated useful lives of property and equipment, compensation accruals and tax liabilities.

Fair Value

At December 31, 2008, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets which are short-term in nature (such as U.S. government treasury bills or spot foreign exchange) and were carried at amounts that approximate fair value.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" (Note 4) as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices. Currency forward contracts are classified as Level 2 financial instruments as such instruments are not exchange-traded.

The Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" as of January 1, 2008. SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company has no assets or liabilities for which it elected the fair value option.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less, other than those used for trading purposes.

Cash and Securities — Segregated for Regulatory Purposes

As a result of activities with customers of certain affiliates, the Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

Financial Instruments Owned and Sold But Not Yet Purchased

Stocks, government and corporate bonds, futures and options transactions are reported in the financial statements on a trade date basis. All financial instruments owned and financial instruments sold but not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also reported on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the currency forward contract term. Unrealized mark-

to-market gains and losses on currency forward contracts are reported as components of financial instruments owned or financial instruments sold but not yet purchased.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of customers as well as net payables and receivables from unsettled trades.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the period-end exchange rate. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Property and Equipment

Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Total property and equipment of $10,325,458, net of accumulated depreciation and amortization of $2,988,345, is included in other assets at December 31, 2008.

Stock-Based Compensation

The Company follows SFAS No. 123(R), "Share-Based Payment," to account for its stock-based compensation plans. SFAS No. 123(R) requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities. In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". FIN No. 48 clarifies the accounting for uncertainty of income tax positions recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

FIN No. 48 was adopted by the Company as of January 1, 2007. As of December 31, 2008, no adjustments were required to be made to existing income tax reserves and no new income tax assets or liabilities have been recognized.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) replaces SFAS No. 141, mandating changes in the accounting for business combinations most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. SFAS No. 141(R) is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. The Company cannot anticipate whether adoption of SFAS No. 141(R) will have a material effect on its statement of financial condition as such effect would be solely dependent on whether the Company enters into business combinations after December 31, 2008 and the terms of such transactions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 160 requires non-controlling ("minority") interests in a reporting entity to be reported as a component of the entity's stockholder's equity. SFAS No. 160 is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 160 is not expected to have a material effect on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. Adoption of SFAS No. 161 is not expected to have a material effect on the Company's statement of financial condition.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities in accordance with U.S. GAAP. This Statement became effective in November 2008, 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Adoption of SFAS No. 162 did not have a material effect on the Company's statements of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market maker and brokerage services to affiliates. Trading activities are generated by affiliate client order flow and the taking of proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with related hedging and financing.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced:

Equity Price Risk
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is

subject to equity price risk primarily in securities owned and securities sold, but not yet purchased. The Company attempts to limit such risks by continuously reevaluating prices and diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. Currency futures are contracts for delayed delivery of currency at a specified future date. The Company uses currency swaps to manage the levels of its non-U.S. dollar currency balances and currency cash and futures to hedge its global exposure.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and positions carried in equity securities, options and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions for its affiliates and their customers. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. The Company seeks to control the risks associated with its affiliate margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to securities failed-to-receive are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive,

the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2008, the Company did not have any concentrations of credit risk.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the financial statements for certain derivative instruments for futures products, which represent obligations of the Company to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Financial Instruments Owned and Sold, But Not Yet Purchased, at Fair Value

At December 31, 2008, financial instruments owned, including those pledged as collateral, and financial instruments sold, but not yet purchased consisted of the following, at fair value:

	Owned	Sold, But Not Yet Purchased
Stocks	$ 1,534,520,998	$ 3,912,270,872
Options	4,436,001,744	4,746,966,618
Corporate Bonds	4,671,120	51,841
Currency Forward Contracts	-	256,545
	$ 5,975,193,862	$ 8,659,545,876

The following tables set forth, by level within the fair value hierarchy (Note 2), financial instruments owned and financial instruments sold, but not yet purchased, at fair value as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Assets At Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Stocks	$ 1,534,520,998	$ -	$ -	$ 1,534,520,998
Options	4,436,001,744			4,436,001,744
Corporate Bonds	4,671,120			4,671,120
	$ 5,975,193,862	$ -	$ -	$ 5,975,193,862

Financial Liabilities At Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Stocks	$ 3,912,270,872	$ -	$ -	$ 3,912,270,872
Options	4,746,966,618			4,746,966,618
Corporate Bonds	51,841			51,841
Currency Forward Contracts	-	256,545		256,545
	$ 8,659,289,331	$ 256,545	$ -	$ 8,659,545,876

5. Collateral

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. Government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions. At December 31, 2008, the fair value of securities received as collateral under securities lending transactions where the Company is permitted to sell or repledge the securities was approximately $4.3 billion, substantially all of which has been repledged or resold.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2008, securities purchased under agreements to resell in the amount of $340,612,400 were pledged to clearing organizations.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2008 were comprised of stocks in the amount of $908,804,665.

6. Short-Term Borrowings

Short-term borrowings of $2,435,052 consist of a collateralized borrowing facility with a U.S. bank that bears interest at fluctuating overnight rates based on interbank funds rates. Short-term borrowings are repaid the next business day and, accordingly, their carrying value at December 31, 2008 approximated their fair value.

7. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2008, the Company had an unsecured subordinated loan of $260,000,000 with IBG LLC that matures on June 30, 2009, the recorded amount approximating the loan's fair value, and bears interest at a rate of 3.68% at December 31, 2008.

8. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Consequently, the Company cannot

estimate losses or ranges of losses related to such legal matters, even in instances where it is reasonably possible that a future loss will be incurred. In the opinion of management, after consultation with counsel, the resolution of all ongoing legal proceedings will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. The Company accounts for potential losses related to litigation in accordance with SFAS No. 5 "Accounting for Contingencies." As of December 31, 2008 no reserves for potential losses related to litigation matters were deemed necessary.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2026. One office lease is subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

Year

Year	
2009	1,722,361
2010	1,769,998
2011	1,803,968
2012	1,821,847
2013	1,846,437
Thereafter	2,216,664
	$ 11,181,275

Guarantees - The Company provides guarantees to securities clearing houses and exchanges which meet the accounting definition of a guarantee under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments - Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

9. Related Party Transactions

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing for affiliates. IB LLC, IBUK, IBC, IBJ and IBI are registered broker-dealers in the US, Great Britain, Canada, Japan and India, respectively, and engage in execution and clearing securities services for customers and affiliates. IBH provides the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2008:

Securities borrowed - stock and bond borrows	$	150,726,702
Securities purchased under agreement to resell	$	29,988,500
Other receivables:		
Brokers, dealers and clearing organizations:		
Foreign currency settlements receivable	$	237,768,195
Brokerage transactions receivable		24,192
Dividends receivable		63,345
Affiliates:		
Advances receivable	$	2,323,884
Administrative and service fees receivable		1,150,797
Brokerage fees receivable		2,982,789
Rental payments reimbursements receivable		879,179
Loan receivable		200,000,000
Interest	$	684,919

Loan receivable from affiliate of $200,000,000 bears interest of 0.42%.

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2008:

Trading Liabilities - Currency sold but not yet purchased, at fair value:		
Foreign exchange swaps	$	256,545
Securities loaned, collateralized by cash	$	660,377,219
Other payables:		
Brokers, dealers and clearing organizations:		
Stock settlements payable	$	29
Affiliates:		
Advances payable	$	6,645,951
Consulting and administrative fees payable		6,301,390
Brokerage fees payable		2,825,171
Loan payable		223,428,213
Rent payable		332,370
Customers - brokerage transactions payable		14,581,357
Employee incentive plans payable (Notes 11 and 13)		24,104,219
Interest	$	4,745,914
Subordinated loan payable (Note 7)	$	260,000,000

Loan payable to affiliate of $223,428,213 bears interest of 2.93%. The loan receivable and payable are due on demand, thus the recorded values approximate the loans' fair values.

10. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2008, segregated funds exceeded such requirements by $259,236. At December 31, 2008, cash in the amount of $6,982,772, including cash in bank of $838,094 and cash balances held at clearing houses of $6,144,678 (included in receivable from brokers, dealers and clearing organizations in the accompanying statement of financial condition), was segregated.

11. Defined Contribution and Employee Incentive Plans

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based Operating Companies who have met minimum service requirements the opportunity to participate in defined

15

contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of these plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. These plans provide for the Group to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Employee Incentive Plans

See Note 13 for information regarding changes to the Group's employee incentive plans and the adoption of new plans by IBG, Inc. in connection with its IPO.

Return on Investment Dollar Units ("ROI Dollar Units")

Between 1998 and 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed.

As of December 31, 2008, payables to employees of the Company for ROI Dollar Units were $7,894,349, of which $1,669,373 were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Uniform

Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2008, the Company had net capital of $1,200,561,930, which was $1,192,276,484 in excess of required net capital of $8,285,446.

13. Incentive Compensation Plans

IBG, Inc. currently has an approximate 10.4% member interest in IBG LLC, is the sole managing member of IBG LLC and consolidates IBG LLC's financial results into its financial statements. IBG Holdings LLC, a Delaware limited liability company, owns the remaining 89.6%. Under the provisions of an exchange agreement, IBG, Inc. expects to acquire over time the remaining member interests in IBG LLC that it does not own. The primary manner in which the acquisition of member interests is expected to be paid is from the proceeds from sales of additional shares of IBG, Inc. Class A Common Stock ("Common Stock"). 360 million shares of authorized Common Stock have been reserved for such future sales.

Employee Incentive Plans

In connection with its Initial Public Offering ("IPO") in May 2007, IBG, Inc. adopted the 2007 Stock Incentive Plan and the 2007 ROI Unit Stock Plan, each of which is discussed below.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 9.2 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s board of directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan. The Compensation Committee establishes the terms and conditions of the awards under the Stock Incentive Plan, including the number of awards offered to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. The Stock Incentive Plan provides that awards will be subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about January 1 of each year to specific employees as part of an overall plan of equity compensation. Shares of restricted Common Stock granted to employees of the Company at the time of the IPO have been or will be issued in accordance with the following schedule:

- 10% on the date of the IPO; and

- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2008, Company employees were granted awards of 456,749 shares of Common Stock, with a fair value at the date of grant of $7,872,571. These share grants were issued to IBG LLC as of December 31, 2008, to be held as Treasury Stock, and will be distributed to employees in accordance with the following schedule:

- 10% on the anniversary of the IPO; and

- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

Grants under the Stock Incentive Plan are accrued for ratably during each year under the SFAS No. 123(R) "Graded Vesting" method.. Estimated future compensation costs for unvested awards at December 31, 2008 were $10.3 million.

2007 ROI Unit Stock Plan

Certain employees of the Company currently hold ROI Dollar Units (as described in Note 11) that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. Non-cash compensation to employees currently consists primarily of grants of shares of Common Stock as described above under "2007 Stock Incentive Plan." In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as of December 31, 2006 may have been invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). 673,382 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO (or on the first anniversary of the IPO, in the case of U.S. ROI Unit holders who made the above-referenced election after December 31, 2006); and

- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

Estimated future compensation costs for unvested awards at December 31, 2008 were $8.1 million.

Shares granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end next following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2008, no shares have been distributed under these post-employment provisions.

The following is a summary of the Company's Stock Plan activity for the period from January 1, 2008 through December 31, 2008:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Plan Shares
Balance, January 1, 2008	398,865	585,703
Granted	456,749	-
Forfeited by employees	(4,232)	(2,079)
Distributed to employees	(49,817)	(112,214)
Balance, December 31, 2008	801,565	471,410

14. Subsequent Event

On January 16, 2009, the Company's Managing Member approved and paid a cash dividend to the members of the Company totaling $37,703,770.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2009

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 08630

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Member of
Deloitte Touche Tohmatsu

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP